SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-16567

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 11-K	☐ Form 20-F	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

     Full name of registrant: AT&T Wireless Services, Inc., on behalf of the AT&T Wireless Services, Inc. 1165(e) Plan, as the issuer of the securities issuable under the plan.

Former name if applicable:	Not applicable

Address of principal executive office (Street and number):

7277 164th Avenue NE, Building 1

City, State and Zip Code:	Redmond, Washington 98052

Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

PricewaterhouseCoopers’ opinion for the 2002 plan year audit is required as part of the 2003 Form 11-K filing.

PricewaterhouseCoopers recently discovered that a full-scope audit is required for the 2002 plan year audit, rather than the limited-scope audit that was originally performed. The information for a full-scope 2002 plan year audit was not readily available and additional time is required to determine whether there is sufficient information to complete the full-scope 2002 plan year audit. Please see attached letter.

Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Gary P. Brady	(425)	580-5766

(Name)	(Area code)	(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes      ☐   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes      ☒   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     AT&T Wireless Services, Inc., on behalf of the AT&T Wireless Services, Inc. 1165(e) Plan, as the issuer of the securities issuable under the plan.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2004	By:	/s/ Jane Marvin

Name: Jane Marvin
Title: EVP Human Resources

STATEMENT OF INDEPENDENT ACCOUNTANTS

The independent accountants’ report of PricewaterhouseCoopers for the AT&T Wireless Services 1165(e) Plan for the year ended December 31, 2002 is required for the Form 11-K filing. PricewaterhouseCoopers recently determined that a full scope audit report was required for the filing rather than the limited scope report they originally issued.

We are informed that they are in the process of determining whether they can obtain sufficient information to upgrade their original limited scope report to the required full scope report.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 28, 2004